Exhibit 99.1

Press Release

Chi-Med Enters into Multiple Collaborations to Evaluate Combinations of

Surufatinib and Fruquintinib with PD-1 Checkpoint Inhibitors

London: Thursday, November 29, 2018: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) entered into four collaboration agreements to evaluate the safety, tolerability and efficacy of Chi-Med’s surufatinib (HMPL-012 or sulfatinib) and fruquintinib in combination with checkpoint inhibitors. It is an important part of Chi-Med's strategy to explore the potential synergies of its drug candidates in combination with other anti-cancer treatments. These four new immunotherapy collaborations add to our ongoing studies combining savolitinib, Chi-Med’s highly selective c-Met inhibitor, with AstraZeneca PLC’s checkpoint inhibitor, durvalumab (Imfinzi®).

Today, Chi-Med is announcing the first steps to develop its vascular endothelial growth factor receptor (“VEGFR”) inhibitors, surufatinib and fruquintinib, in combination with various programmed cell death protein-1 (“PD-1”) monoclonal antibodies in several solid tumor settings:

•	A global collaboration to evaluate the combination of surufatinib with toripalimab (JS001), a PD-1 monoclonal antibody being developed by Shanghai Junshi Biosciences Co. Ltd.;

•	A global collaboration to evaluate the combination of fruquintinib with sintilimab (IBI308), a PD-1 monoclonal antibody being developed by Innovent Biologics (Suzhou) Co. Ltd.;

•	A collaboration in China to evaluate the combination of surufatinib with HX008, a PD-1 monoclonal antibody being developed by Taizhou Hanzhong Pharmaceuticals, Inc.; and

•	A collaboration in China to evaluate the combination of fruquintinib with genolimzumab (GB226), a PD-1 monoclonal antibody being developed by Genor Biopharma Co. Ltd.

The global market for angiogenesis inhibitors was over US$18 billion in 2017, based on their use in around 30 different tumor settings. Each of the agreements announced today will pursue different initial indications within the field of solid tumors.

“Recent innovations in solid tumor drugs have focused on targeted therapies and immunotherapies which, as monotherapies, have both provided improved patients outcomes,” said Christian Hogg, Chief Executive Officer of Chi-Med. “We believe that the future of oncology treatments increasingly lies in combining therapies, utilizing multiple mechanisms of action (“MOA”) to confront tumors. Our unique next-generation anti-angiogenesis VEGFR inhibitors, with high selectivity and tolerability, make them ideal candidates for such combinations with immunotherapy agents such as PD-1/L1 monoclonal antibodies to prolong and expand the benefits of these therapies to more patients.”

Chi-Med’s proof-of-concept studies have already demonstrated the benefits of combinations with other kinase inhibitors or with chemotherapy.

Surufatinib (HMPL-012 or sulfatinib) is a novel, oral angio-immuno kinase inhibitor that inhibits VEGFR and fibroblast growth factor receptor (FGFR) which both inhibit angiogenesis, and colony stimulating factor-1 receptor (CSF-1R) which regulates tumor-associated macrophages, promoting the body’s immune response against tumor cells. This dual angiogenesis-checkpoint inhibitor’s MOA may be very suitable for combination use with other immunotherapies. Surufatinib, as a monotherapy, is in late-stage clinical trials in China and began proof-of-concept clinical trials in the United States in July 2018.

Fruquintinib is a highly selective and potent oral inhibitor of VEGFR. Its unique kinase selectivity has been shown to reduce off-target toxicity thereby allowing possible use in combination with other agents. It was first approved for colorectal cancer in China in September 2018. It is in several late-stage clinical trials for lung and gastric cancer, including in combination with chemotherapy such as paclitaxel (Taxol®) and other kinase inhibitors such as gefitinib (Iressa®), and is in a Phase I clinical trial in the United States.

About Chi-Med

Chi-Med (AIM/Nasdaq: HCM) is an innovative biopharmaceutical company which researches, develops, manufactures and markets pharmaceutical products. Its Innovation Platform, Hutchison MediPharma, has about 400 scientists and staff focusing on discovering, developing and commercializing targeted therapeutics in oncology and autoimmune diseases. It has a portfolio of eight cancer drug candidates currently in clinical studies around the world. Chi-Med’s Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products, covering an extensive network of hospitals across China.

Dual-listed on the AIM market of the London Stock Exchange and the Nasdaq Global Select Market, Chi-Med is headquartered in Hong Kong and majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 1). For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including its expectations for the clinical development of surufatinib and fruquintinib including as combination therapy with toripalimab, sintilimab, HX008 or genolimzumab; plans to initiate clinical studies for surufatinib and fruquintinib including as a combination therapy with toripalimab, sintilimab, HX008 or genolimzumab; its expectations as to whether such studies would meet their primary or secondary endpoints; and its expectations as to the timing of the enrollment completion and the release of results from such studies. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria, changes to clinical protocols or regulatory requirements, unexpected adverse events or safety issues, the ability of surufatinib and fruquintinib including as a combination therapy with toripalimab, sintilimab, HX008 or genolimzumab to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions, to gain commercial acceptance after obtaining regulatory approval, the potential market of surufatinib and fruquintinib including as a combination therapy with toripalimab, sintilimab, HX008 or genolimzumab for a targeted indication and the sufficiency of funding. In particular, as certain studies rely on the use of toripalimab, sintilimab, HX008 or genolimzumab as a combination therapeutic with surufatinib and fruquintinib, such risks and uncertainties include assumptions regarding the safety, efficacy, supply and regulatory approval of toripalimab, sintilimab, HX008 or genolimzumab. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM. Chi-Med undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President, Corporate Finance & Development	+852 2121 8200
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile) david.dible@citigatedewerogerson.com
Xuan Yang, Solebury Trout	+1 (415) 971 9412 (Mobile) xyang@troutgroup.com

Media Enquiries
UK & Europe – Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Hong Kong & Asia ex-China – Joseph Chi Lo, Brunswick	+852 9850 5033 (Mobile) jlo@brunswickgroup.com
Zhou Yi, Brunswick	+852 9783 6894 (Mobile) yzhou@brunswickgroup.com
Mainland China – Sam Shen, Edelman	+86 136 7179 1029 (Mobile) sam.shen@edelman.com

Nominated Advisor
Richard Gray / Andrew Potts, Panmure Gordon (UK) Limited	+44 (20) 7886 2500